Via EDGAR

June 5, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Robert S. Littlepage
Accountant Branch Chief

Re: BWX Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 24, 2020
File No. 001-34658

Dear Mr. Littlepage:
This letter sets forth the responses of BWX Technologies, Inc. (together with its subsidiaries, "BWXT," the "Company," "we," "us" and "our") to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission by letter dated May 27, 2020.
For convenience of reference, we have repeated your comments below in bold type, followed by our responses.
Form 10-K for Fiscal Years Ended December 31, 2019
Note 10 -- Commitments and Contingencies
Environmental Matters, page 83
1.We note that you have been identified as a potentially responsible party at various cleanup sites under CERCLA, which you believe ultimately "will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows in any given year." We also note you have recorded asset retirement obligations related to the nuclear remediation efforts in your Nuclear Operations Group and Nuclear Power Group segments. SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. In this regard, please explain your assessment of your exposure to environmental losses in determining whether there is a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Tell us why it is not necessary for you to provide disclosure that addresses the examples in the Interpretive Response to Question 2 of SAB Topic 5:Y with respect to any exposure to material unrecorded remediation liabilities.
We respectfully acknowledge the Staff’s comment and advise the Staff that with regards to the various sites for which we have been identified as a potentially responsible party under CERCLA, our assessment of our exposure includes evaluating the magnitude of the cleanup effort, the relative contribution of waste to each site by potentially responsible parties and the financial solvency of other potentially responsible parties. Based on our de minimis contribution of waste to each site and on our assessment of these other factors, we have not accrued material losses related to these sites and do not believe there is a reasonable possibility that we will incur a material loss. As we do not believe there is a reasonable possibility that we will incur a material loss regarding the cleanup sites under CERCLA, we do not believe it is necessary to provide additional disclosures addressed in SAB Topic 5:Y in relation to these sites.
We have recognized material liabilities associated with asset retirement obligations that are accounted for under FASB ASC Section 410-20 and have complied with the disclosures required by FASB ASC Section 410-20-50 in Footnote 1 to our Form 10-K. These asset retirement obligations are generally for known legal obligations and decommissioning requirements associated with the retirement of equipment and facilities properly used in the normal course of our operations. We have historically not provided additional disclosures addressed in SAB Topic 5:Y related to our asset retirement obligations as SAB Topic 5:Y specifically references FASB ASC Sections 450-20-50 and 410-30-50 which would not be applicable to us as this guidance relates to environmental remediation obligations resulting from improper use of assets. Further, the majority of the examples provided in SAB Topic 5:Y do not have a material impact on our asset retirement obligations as they involve concepts of unasserted claims, joint and several liability, cost-sharing, insurance recoveries and other factors, that are more applicable to liabilities accounted for under FASB ASC Sections 450-20 and 410-30. However, in an effort to further inform the users of our financial statements regarding the components of our asset retirement obligations and circumstances that may impact the recorded amounts, we will supplement future filings with additional disclosure in the Asset Retirement Obligations and Environmental Cleanup Costs section of Footnote 1 to our Form 10-K as set forth immediately below. The underlined text in this response will identify the added text in response to this comment.
We accrue for future decommissioning of our nuclear facilities that will permit the release of these facilities to unrestricted use at the end of each facility's service life, which is a requirement of our licenses from the U.S. Nuclear Regulatory Commission ("NRC") and the Canadian Nuclear Safety Commission ("CNSC"). In accordance with the FASB Topic Asset Retirement and Environmental Obligations, we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When we initially record such a liability, we capitalize a cost by increasing the carrying amount of the related long-lived asset. When we acquire a business that has an asset retirement obligation, the asset retirement obligation is recognized at fair value without a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of a liability, we will settle the obligation for its recorded amount or incur a gain or loss. This topic applies to environmental liabilities associated with assets that we currently operate and are obligated to remove from service. For environmental liabilities associated with assets that we no longer operate, we have accrued amounts based on the estimated costs of cleanup activities for which we are responsible, net of any cost-sharing arrangements. We adjust the estimated costs as further information develops or circumstances change. Given the long-lived nature of these facilities, we are required to estimate retirement costs that will be incurred in the future, which may extend up to 40 years at the time the asset retirement obligation is established. Due to the significance of the remaining useful life of these facilities, the timing of retirement and future costs for material components of the asset retirement obligations, such as labor and waste disposal fees, could differ from our estimates. An exception to this accounting treatment relates to the work we perform for two facilities for which the U.S. Government is obligated to pay substantially all of the decommissioning costs.

2.Regarding your liability as a potentially responsible party at various cleanup sites, we note your materiality assessment was made on the basis of your relative contribution of waste to each site. In future filings please clarify if you also considered the financial solvency of the other responsible parties when making your materiality assessment, and advise us.
As stated above, we do consider the financial solvency of the other responsible parties when making our materiality assessment. In future filings, we will supplement the first paragraph under the Environmental Matters section of our Commitments and Contingencies footnote as set forth immediately below. The underlined text in this response will identify the added text in response to this comment.
We have been identified as a potentially responsible party at various cleanup sites under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA") and other environmental laws. These laws can impose liability for the entire cost of cleanup on any of the potentially responsible parties, regardless of fault or the lawfulness of the original conduct. Generally, however, where there are multiple responsible parties, a final allocation of costs is made based on the amount and type of wastes disposed of by each party and the number of financially viable parties, although this may not be the case with respect to any particular site. We have not been determined to be a major contributor of wastes to any of these sites. On the basis of the relative contribution of waste to each site by potentially responsible parties, as well as the financial solvency of other potentially responsible parties, we expect our share of the ultimate liability for the various sites will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows in any given year.

******

If you would like any additional information or would like to discuss our responses to your comments, please contact me at (980) 365-4199.

Very truly yours,

/s/ David S. Black
David S. Black
Senior Vice President and Chief Financial Officer

cc: Joseph Cascarano
Senior Staff Accountant